                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               __________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                      Interep National Radio Sales, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                     Class A Common Stock, par value $0.01
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  45866V 10 9
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                                (CUSIP Number)

  Interep National Radio Sales, Inc. Employee Stock Ownership Plan and Trust
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 9, 1999
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            (Date of Event Which Requires Filing of This Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box   [_]

                              (Page 1 of 9 Pages)
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  CUSIP NO. 45866V 10 9             13D                     PAGE 2 OF 9 PAGES
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Interep National Radio Sales, Inc. Employee Stock Ownership Plan and
        Trust
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                 (b) [X]

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 3    SEC USE ONLY


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 4    SOURCE OF FUNDS

              Not applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
                                                                     [_]
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
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                     7    SOLE VOTING POWER

                                   -0-
                   -----------------------------------------------------------
    NUMBER OF        8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                     2,524,425
    OWNED BY       -----------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                        -0-
      WITH         -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                   2,524,425
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,524,425
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.4%*
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14    TYPE OF REPORTING PERSON

        EP
------------------------------------------------------------------------------

*   See Items 1 and 5(a) of this Statement.

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  CUSIP NO. 45866V 10 9             13D                     PAGE 3 OF 9 PAGES
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Ralph C. Guild
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                 (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

              Not applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                     [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                   2,792,853*
                   -----------------------------------------------------------
    NUMBER OF        8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                     2,524,425**
    OWNED BY       -----------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                        2,792,853*
      WITH         -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                   2,524,425**
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,317,278
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        41.2%***
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        IN
------------------------------------------------------------------------------

* Includes 233,094 shares owned by Reporting Person and an aggregate of 2,559,759 shares issuable on currently exercisable stock options held by the Reporting Person.

**   Reporting Person disclaims beneficial ownership of these shares.

***  See Items 1 and 5(a) of this Statement.

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  CUSIP NO. 45866V 10 9             13D                     PAGE 4 OF 9 PAGES
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Marc G. Guild
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                 (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

              Not applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
                                                                     [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                   481,234*
                   -----------------------------------------------------------
    NUMBER OF        8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                     2,524,425**
    OWNED BY       -----------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                        481,234*
      WITH         -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                   2,524,425**
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,005,659
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.9%***
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        IN
------------------------------------------------------------------------------

* Includes 63,314 shares owned by Reporting Person and an aggregate of 417,920 shares issuable or currently exercisable stock options held by the Reporting Person.

**  Reporting Person disclaims beneficial ownership of these shares.

*** See Items 1 and 5(a) of this Statement.

------------------------------------------------------------------------------
  CUSIP NO. 45866V 10 9             13D                     PAGE 5 OF 9 PAGES
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Leslie D. Goldberg
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                 (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

              Not applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                     [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                   -0-
                   -----------------------------------------------------------
    NUMBER OF        8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                     2,524,425*
    OWNED BY       -----------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                        -0-
      WITH         -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                   2,524,425*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,524,425*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.4%**
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        IN
------------------------------------------------------------------------------


*   Reporting Person disclaims beneficial ownership of these shares.

**  See Items 1 and 5(a) of this Statement.

Item 1.   Security and Issuer.

     This Statement on Schedule 13D (the "Schedule") relates to shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Interep National Radio Sales, Inc., a New York corporation (the "Company"), with principal offices located at 100 Park Avenue, New York, New York 10020.

     The ESOP (as defined below) currently owns shares of the Company's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"). Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder or automatically under certain circumstances. Each share of the Class B Common Stock is entitled to 10 votes per share in all matters presented to the shareholders, except for certain amendments to the Company's Restated Certificate of Incorporation, certain "going private" transactions and as otherwise required by applicable law. The shares of Class A Common Stock are entitled to one vote per share on all matters.

Item 2.   Identity and Background.

     (a) This Schedule is being filed by the Interep National Radio Sales, Inc. Employee Stock Ownership Plan and Trust (the "ESOP"). The ESOP is a stock bonus plan qualified under Section 401(a) of the Internal Revenue Code of 1986 and was established for the benefit of the Company's employees. The ESOP is administered by its trustees, Ralph C. Guild, Marc G. Guild and Leslie D. Goldberg (the "Trustees").

     (b) The business address of the ESOP and Messrs. Ralph Guild and Marc Guild is c/o Interep National Radio Sales, Inc., 100 Park Avenue, New York, New York 10017. The business address of Mr. Goldberg is 200 Keller Lane, North Salem, New York 10560.

     (c) See the response to Item 2(a). Ralph Guild is Chief Executive Officer, President and Chairman of the Board of the Company. Marc Guild is President, Marketing Division and a member of the Board of Directors of the Company. Mr. Goldberg is a member of the Board of Directors of the Company.

     (d) During the last five years, neither the ESOP nor any of the Trustees has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, neither the ESOP nor any of the Trustees was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which made it or him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or found any violation with respect thereto.

     (f)   The ESOP is an employee benefit plan organized under New York law.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.   Purpose of Transaction.

     Except as described below, the Trustees currently have no plan or proposal which relates to or would result in any of the matters listed in Item 4 of
Schedule 13D.

     In connection with the Company's initial public offering in December 1999, the ESOP sold 987,500 shares of Class A Common Stock. The ESOP also granted the underwriters of the initial public offering a 30-day option to purchase up to 812,500 additional shares of Class A Common Stock. As of the date of this Statement, it is anticipated that the underwriters will exercise this option.

     From time to time, the ESOP may make distributions to terminated employees of vested amounts in their ESOP accounts in either cash or shares of Class A Common Stock. In addition, the ESOP may, from time to time after June 14, 2000, dispose of Class A Common Stock in the open market depending on price and market conditions and other factors or may sell shares to the Company's Stock Growth Plan.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date of this Statement, the ESOP beneficially owns (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934) an aggregate of 2,524,425 shares of Class B Common Stock which are convertible into the same number of shares of Class A Common Stock. This amount represents 24.4% of the outstanding Class A Common Stock and Class B Common Stock combined, and 46.2% of the combined votes of the outstanding shares of Class A Common Stock and Class B Common Stock.

     The ESOP holds the shares of Class B Common Stock for the benefit of its participants. In most cases, the Trustees are authorized to vote the shares held by the ESOP as they see fit in the exercise of their fiduciary duties to the ESOP participants. With respect to certain matters, such as a merger or recapitalization, applicable law requires that the Trustees take direction from the ESOP participants as to how the shares will be voted.

     Ralph Guild owns 233,094 shares of Class B Common Stock and currently exercisable options to acquire an aggregate of 2,559,759 shares, at exercise prices ranging from $1.56 per share to $4.20 per share. Mac Guild owns 63,314 shares of Class B Common Stock and currently exercisable options to acquire an aggregate of 417,920 shares, at exercise prices ranging from $2.77 per share to $4.02 per share.

     (b) The Trustees have shared voting power over the shares referred to in
Item 5(a), as they direct the voting on all matters except those in which they are required to seek direction from the ESOP participants as referred to above. Disposition of such shares is determined according to the terms of the ESOP at the election of the Trustees. The Trustees act by majority vote. Notwithstanding the foregoing, the Trustees disclaim beneficial ownership over the 2,524,425 shares of Class B Common Stock held by the ESOP.

     (c) During the past 60 days, the ESOP sold 987,500 shares of Class A Common Stock as part of the Company's initial public offering for an aggregate purchase price of $11,020,500, which sale was consummated on December 14, 1999.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The ESOP is a party to a Registration Rights Agreement among the Company and the Company's Stock Growth Plan, dated as of December 7, 1999. Under the terms of such agreement, among other things, the Company granted to the ESOP certain piggy-back and demand registration rights, entitling it to require the Company to register for resale under the Securities Act of 1933 shares of Class A Common Stock into which the ESOP's shares of Class B Common Stock are convertible. Such piggy-back rights will not be exercisable before December 14, 2000 and such demand rights will not be exercisable before December 14, 2001.

In connection with the Company's initial public offering, the ESOP entered into a customary "lock-up" agreement pursuant to which it agreed not to sell any shares, subject to very limited exceptions, prior to June 14, 2000.

Item 7.   Material to Be Filed as Exhibits.

     1. Registration Rights Agreement, dated as of December 7, 1999, among the Company, the ESOP and the Interep Stock Growth Plan.

     2. Lock-Up Letter, dated December 7, 1999, from the ESOP to BancBoston Robertson Stephens Inc., Bear Stearns & Co. Inc., HCFP/Brenner Securities LLC, and SPP Capital Parnters, LLC, as representatives of the several underwriters.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1999       INTEREP NATIONAL RADIO SALES, INC.
                                EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST


                              By: /s/ Ralph C. Guild
                                 -------------------------------------
                                  Ralph C. Guild
                                  Trustee


                              By: /s/ Marc G. Guild
                                 -------------------------------------
                                  Marc G. Guild
                                  Trustee


                              By: /s/ Leslie D. Goldberg
                                 -----------------------------------
                                  Leslie D. Goldberg
                                  Trustee